

Jonathan Mogor · 3rd

Founder at Soulmate Brewing Company

Stowe, Vermont · 9 connections · **Contact info**

Soulmate Brewing C (TM)

Experience

Founder

Soulmate Brewing Company (TM) · Full-time

Feb 2019 – Present · 1 yr 3 mos

Morrisville, Vermont, United States

Coming soon an new unique craft brewing experience.

Managing Partner

Magma Properties LLC

2014 – Present · 6 yrs

Stowe, Vermont

Commercial property investments and management. We own and maintain a beautiful historic building constructed in 1875 in the downtown village of Morrisville Vermont.